Exhibit 99.1

Luckin Coffee Files Annual Report for Fiscal 2020

Represents Another Important Milestone as Company Executes on Plan to Return to Normalized Financial Reporting

BEIJING, September 21, 2021 (GLOBE NEWSWIRE) — Luckin Coffee Inc. (in Provisional Liquidation) (“Luckin Coffee” or the “Company”) (OTC: LKNCY) today announced that it has filed its annual report on Form 20-F for the fiscal year ended December 31, 2020 (the “2020 Annual Report”) with the U.S. Securities and Exchange Commission (the “SEC”).

2020 FISCAL YEAR HIGHLIGHTS

•	Net revenues of RMB4,033.4 million (US$618.1 million), representing an increase of 33.3% compared to 2019, which was achieved despite the impact of COVID-19 in 2020 and primarily driven by the increased average selling price for Luckin Coffee’s high-quality products.
•	Operating expenses of RMB6,620.7 million (US$1,014.7 million), which was in line with the Company’s business expansion plan and includes RMB475.3 million (US$72.8 million) in losses and expenses related to the previously announced investigations and restructuring. Operating expenses as a percentage of net revenues decreased from 206.2% in 2019 to 164.1% in 2020, mainly driven by increased economies of scale.
•	As of December 31, 2020, the cumulative number of transacting customers was over 64.9 million, compared to 40.6 million as of December 31, 2019.[1]
•	Average monthly total items sold in self-operated stores and unmanned coffee machines were approximately 26.2 million in 2020, compared to 24.2 million in 2019. Average monthly total items sold in self-operated stores and unmanned coffee machines reached approximately 31.6 million in the fourth quarter of 2020.
•	As of December 31, 2020, Luckin Coffee had operated 3,929 self-operated stores in 56 cities in China and operated 874 partnership stores.

“Luckin Coffee continues to make progress on returning the Company to normalized financial reporting,” said Dr. Jinyi Guo, Chairman and Chief Executive Officer of Luckin Coffee. “In 2020, we delivered strong revenue growth and improvements in profitability. We have continued to expand and enhance our results of operation in 2021, and our team remains dedicated to delivering high quality products and services for our customers and executing on our strategic plan for the benefit of all stakeholders.”

The 2020 Annual Report, which contains Luckin Coffee’s audited consolidated financial statements prepared under U.S. GAAP as of and for the fiscal year ended December 31, 2020, can be accessed on the SEC’s website and on the Company’s investor relations website at https://investor.luckincoffee.com/. With the filing of the 2020 Annual Report, Luckin Coffee believes that it is now current in its reporting obligations under the rules and regulations of the U.S. Securities Exchange Act of 1934, as amended.

1 Cumulative number of transacting customers refers to the total number of transacting customers since the Company’s inception. Transacting customer refers to a customer who bought at least one item the Company offered on its mobile apps or through third-party platforms in a given period, regardless of whether the customer paid for the item or merely ordered through the Company’s free product marketing initiative. Each unique mobile account is treated as a separate customer for purposes of calculating transacting customer.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. Luckin Coffee may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties, including Joint Provisional Liquidators. Any statements that are not historical facts, including statements about Luckin Coffee’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the expense, timing and outcome of existing or future legal and governmental proceedings, investigations in connection with Luckin Coffee; the outcome and effect of the ongoing restructuring of Luckin Coffee’s financial obligations; Luckin Coffee’s growth strategies; its future business development, results of operations and financial condition; the effect of the non-reliance identified in, and the resultant restatement of, certain of Luckin Coffee’s previously issued financial results; the timing of the completion or outcome of the audit of Luckin Coffee’s financial statements; the effectiveness of its internal control; its ability to retain and attract its customers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with its suppliers and business partners; trends and competition in China’s coffee industry or China’s food and beverage sector in general; changes in its revenues and certain cost or expense items; the expected growth of China’s coffee industry or China’s food and beverage sector in general; PRC governmental policies and regulations relating to Luckin Coffee’s industry; the potential effects of COVID-19; and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in Luckin Coffee’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Luckin Coffee undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About Luckin Coffee

Luckin Coffee (OTC: LKNCY) has pioneered a technology-driven retail network to provide coffee and other products of high quality, high convenience, and high affordability to customers. Empowered by proprietary technologies, Luckin Coffee pursues its vision to build a world-class coffee brand and become a part of everyone’s daily life. Luckin Coffee was founded in 2017 and is based in China. For more information, please visit investor.luckincoffee.com.

Investor and Media Contacts

Investor Relations:

Luckin Coffee IR

Email: ir@luckincoffee.com

Bill Zima / Fitzhugh Taylor

ICR, Inc.

Phone: 646 880 9039

Media Relations:

Luckin Coffee PR

Email: pr@luckincoffee.com

Ed Trissel / Jack Kelleher

Joele Frank, Wilkinson Brimmer Katcher

Phone: 212 355 4449